Filed by Genus, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Genus, Inc.
Commission File No.: 000-17139

GENUS

Date:	7 July 2004
To:	Genus, Inc. Employees
From:	Jackie Hendy, VP Human Resources
RE:	Employee Meeting Regarding Proposed Merger with Aixtron

The following is a summary of an oral presentation given by Bill Elder at a Genus, Inc. ("Genus") employee meeting held on Tuesday, July 6, 2004 regarding the proposed merger of Genus and AIXTRON Aktiengesellschaft ("AIXTRON").

  Rationale for the Proposed Merger:

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  Joint Development:    The proposed merger is expected to create a leading player in advanced "nano" deposition technologies. Genus and AIXTRON have entered into an Agreement in Principle, and will enter into a Joint Development Agreement before the proposed merger has closed, in order to facilitate the development of next generation products.

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  Critical Mass:    The proposed merger is expected to create a credible "critical mass", which is necessary to attract large key customers and is expected to improve Genus' ability to drive new technology into the marketplace. With expected combined revenue of $160 MM, as compared to Genus' 2003 revenues of $57 MM, the combined company is expected to be able to have deeper customer penetration and continued investment in new products than Genus did alone.

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  Cost of Ownership:    The increased scale of the combined company is expected to permit the combined company to properly fund new technologies aligned to strategic customer needs better than Genus could fund alone.

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  Global Structure:    The combined company is expected to have a broader global presence than either Genus or AIXTRON have alone. For example, Genus is strong in Korea and AIXTRON is strong in Taiwan and Europe, and the proposed merger is expected to strengthen the presence of Genus in Taiwan and Europe, and of AIXTRON in Korea.

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  Management:    Paul Hyland of AIXTRON is expected to be the CEO of the combined company and Bill Elder is expected to join the AIXTRON management board. Both Paul and Bill have a similar vision for the combined company.

1139 Karlstad Drive, Sunnyvale, California 94089
tel: 408.747.7140  •  fax: 408.752.2009

  •
  Technology:    The combined company is expected to provide customers with a comprehensive product portfolio and compelling, synergistic technology roadmap. Tom Seidel and Sas Ramanthan will be leading the effort for Genus for different applications and films.

  Effect of the Proposed Merger

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  Genus Stock:    Each Genus share outstanding will be exchangeable for 0.51 AIXTRON American Depository Shares (ADSs), which will be listed on the Nasdaq immediately following the closing of the proposed merger. AIXTRON ordinary shares are currently listed on the German stock exchange.

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  For example, if you own 100 shares of Genus common stock, following the closing of the proposed merger, you will own 51 AIXTRON ADSs.

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  Stock Options:    Following the closing of the proposed merger, an option to purchase one share of Genus common stock will become exercisable for 0.51 AIXTRON ADSs, and the exercise price for the option will be appropriately adjusted.

  Timing

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  The process to complete the proposed merger is expected to take several months and Genus and AIXTRON expect to complete the proposed merger in Q4 of 2004. Between now and the closing of the proposed merger, Genus will continue to conduct its business as usual.

        The Chief Executive Officer of AIXTRON, Paul Hyland, is expected to meet with Genus employees on July 9 at the Sunnyvale facility.

        If you have any questions about the proposed merger, please direct them to Shum Mukherjee.

* * *

Forward Looking Information

This document may contain forward-looking statements about the financial conditions, results of operations and earnings outlook of AIXTRON and Genus within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," and "estimates," and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required shareholder approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which AIXTRON or Genus expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders

1139 Karlstad Drive, Sunnyvale, California 94089
tel: 408.747.7140  •  fax: 408.752.2009

received by the companies; the extent to which MOCVD and ALD technology is demanded by the market place; the actual number of customer orders received by the companies; the timing of final acceptance of products by customers; the financial climate and accessibility of financing, general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; delays in developing and commercializing new products; general economic conditions being less favorable than expected; the risk that the AIXTRON and Genus businesses will not be integrated successfully; costs related to the proposed merger; failure of the AIXTRON or Genus shareholders to approve the proposed merger or the failure of other conditions to the proposed merger to be satisfied; and other factors, including those set forth in Genus's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q, particularly in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections, and its Current Reports on Form 8-K. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON and Genus do not assume any obligation to (and expressly disclaim any such.5 obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON or Genus is not an incorporation by reference of such information in this press release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information about this Transaction

AIXTRON plans to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission, or SEC, which will include a prospectus of AIXTRON and a proxy statement of Genus. Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the SEC by AIXTRON. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by AIXTRON and Genus with the SEC at the SEC's website at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from AIXTRON or Genus by directing a request to AIXTRON Investor Relations at Kackertstr. 15-17, 52072 Aachen, +39 241 8909 444 or Genus Investor Relations at 1139 Karlstad Drive, Sunnyvale, California 94089, telephone (408) 747-7120.

Participants in this Transaction

AIXTRON and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of AIXTRON and Genus described above.

Genus and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger transaction described herein will be included in the proxy statement/prospectus of AIXTRON and Genus described above. Additional information regarding these directors and executive officers is also included in Genus's proxy statement for its 2004 Annual Meeting of Shareholders, which was filed with the U.S. Securities and Exchange Commission on or about April 28, 2004. This document is available free of charge at the U.S. Securities and Exchange

1139 Karlstad Drive, Sunnyvale, California 94089
tel: 408.747.7140  •  fax: 408.752.2009

Commission's web site at www.sec.gov and from Genus by contacting Genus Investor Relations at 1139 Karlstad Drive, Sunnyvale, California 94089, telephone (408) 747-7120.

1139 Karlstad Drive, Sunnyvale, California 94089
tel: 408.747.7140  •  fax: 408.752.2009